EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Clean Energy Fuels Corp.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Clean Energy Fuels Corp. and subsidiaries of our report dated March 17, 2008, with respect to the consolidated balance sheets of Clean Energy Fuels Corp. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, and the related financial statement schedule, which report appears in the December 31, 2007 annual report on Form 10-K of Clean Energy Fuels Corp.

Our report dated March 17, 2008 refers to the adoption of the fair value method of accounting for stock-based compensation and a change in the method of accounting for uncertain tax positions.

/s/ KPMG LLP

Los Angeles, California
April 18, 2008